# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intuitive Machines, Inc., CIK 0001844452
CUSIP: 46125A100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, Texas (TX), 77059
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001963498

## Reporting persons
- Crain Timothy Price II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,639,926; shared voting power 0; sole dispositive power 8,639,926; shared dispositive power 0; aggregate amount beneficially owned 8,639,926 (4.8% of the class)

## Item 1. Issuer
Name of issuer: Intuitive Machines, Inc.
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, TX 77059

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Timothy Crain (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o Intuitive Machines, LLC, 13467 Columbia Shuttle Street, Houston, TX 77059.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

As of September 30, 2026, the Reporting Person is the beneficial owner of an aggregate of 8,639,926 shares of Class A Common Stock as follows: (i) 69,311 shares of Class A Common Stock held directly by the Reporting Person and (ii) 8,570,615 shares of Class A Common Stock underlying common units of Intuitive Machines, LLC ("Common Units") held directly by the Reporting Person.

Calculation of beneficial ownership in this Schedule 13G is based upon 173,231,343 shares of Class A Common Stock outstanding as of August 6, 2026, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission, and includes 8,570,615 shares of Class A Common Stock issuable upon the conversion of Common Units beneficially owned by the Reporting Person. The ownership information assumes the redemption of the Common Units held by the Reporting Person for shares of the Issuer's Class A Common Stock on a one-to-one basis. As of September 30, 2026, the Reporting Person no longer beneficially owns more than five percent of the Class A Common Stock. This filing represents an exit filing for the Reporting Person.
Percent of class: 4.8%
Sole power to vote or to direct the vote: 8,639,926
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,639,926
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Crain Timothy Price II: /s/ Timothy Price Crain, II, Timothy Price Crain, II (10/30/2026)